UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Scholastic Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

807066105

(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 807066105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barbara Robinson Buckland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 278,876

	6.	Shared Voting Power 2,331,712

	7.	Sole Dispositive Power 278,876

	8.	Shared Dispositive Power 2,331,712

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,610,588

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Scholastic Corporation
	(b)	Address of Issuer's Principal Executive Offices 557 Broadway New York, New York 10012

Item 2.
	(a)	Name of Person Filing Barbara Robinson Buckland
	(b)	Address of Principal Business Office or, if none, Residence 75 Central Park West New York, N.Y. 10023
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, par value $.01 per share
	(e)	CUSIP Number 807066105

Item 3.	If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4.	Ownership (at December 31, 2002)

	(a)	Amount Beneficially Owned:
(see Note to Item 4(a))
Note to Item 4(a):

Includes shares owned by the Trust under the Will of Maurice R. Robinson (the “Maurice R. Robinson Trust”), as follows: (i) 1,683,092 shares of Common Stock and (ii) 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class A Stock, par value $.01 per share.  The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Richard Robinson, Barbara Robinson Buckland, Mary Sue Robinson Morrill and William W. Robinson are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice R. Robinson Trust.

	(b)	Percent of class: See Item 11 of cover page.
6.8%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
278,876
		(ii)	Shared power to vote or to direct the vote
2,331,712 (see Note to Item 4(a))
		(iii)	Sole power to dispose or to direct the disposition of
278,876
		(iv)	Shared power to dispose or to direct the disposition of
2,331,712 (see Note to Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Maurice R. Robinson Trust and the Morrill Children Trusts have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock referred to in the Note to Item 4(a).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
/s/ Barbara Robinson Buckland
Signature
Barbara Robinson Buckland
Name/Title